Exhibit 99.5

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our Firm under the caption “Interests of Experts” and to the use in this Annual Report on Form 40-F of our report dated March 14, 2014, with respect to the consolidated balance sheet of Algonquin Power & Utilities Corp. as at December 31, 2013, and the consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for the year then ended December 31, 2013, and the effectiveness of internal control over financial reporting of Algonquin Power & Utilities Corp as at December 31, 2013.
We also consent to the incorporation by reference of our reports dated March 14, 2014 in the Registration Statement (Form S-8 No. 333-177418) pertaining to Algonquin Power & Utilities Corp.

/s/ Ernst & Young, LLP

Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 28, 2014